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[ Janus Letterhead ]



October 31, 2005

VIA E-MAIL AND EDGAR


U.S. Securities and Exchange Commission
Division of Investment Management
901 E Street, NW
Washington, DC  20549

Attention: Messrs. Larry Greene, Patrick Scott and Richard Pfordte

Re:      JANUS INVESTMENT FUND ("JIF")
             1933 Act File No. 2-34393
             1940 Act File No. 811-1879
         JANUS ADVISER SERIES ("JAD")
             1933 Act File No. 333-33978
             1940 Act File No. 811-09885
         JANUS ASPEN SERIES ("JAS")
             1933 Act File No. 33-63212
             1940 Act File No. 811-7736
         Preliminary Proxy Statements filed September 22, 2005

Dear Gentleman:

The purpose of this letter is to respond to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission" or the "SEC"), as communicated in telephone conferences on September 29, 2005, October 3, 2005, October 4, 2005, October 18, 2005, October 19, 2005, October 20, 2005, and October 24, 2005, with respect to the preliminary proxy statements (the "Proxy Statements") and accompanying materials of JIF, JAS and JAD (each a "Fund" and collectively, the "Funds") filed on September 22, 2005, relating to a special meeting of shareholders of each Fund to be held on November 22, 2005. Such Proxy Statements seek shareholder approval of certain proposals previously approved unanimously by each Fund's Board of Trustees as follows:

         o        Elect nine Trustees (all Funds);

         o Approve the elimination of a fundamental investment policy regarding investments in income-producing securities (shareholders of Janus Flexible Bond Fund, Janus Aspen Flexible Bond Portfolio and Janus Adviser Flexible Bond Fund
                  only);

         o Approve certain amendments to the Amended and Restated Trust Instrument (JAD and JAS)

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         o        Approve conforming amendments to certain investment advisory agreements between a Fund and Janus Capital Management ("JCM") (applies to certain series of each Fund);

         o Approve amended investment advisory agreements between the Funds and JCM, on behalf of certain series, to implement a performance-based investment advisory fee structure (applies to certain series of each Fund); and

         o Approve amended subadvisory agreements between JCM and Enhanced Investment Technologies LLC ("INTECH") on behalf of each of Janus Risk-Managed Stock Fund, Janus Adviser Risk-Managed Core Fund and Janus Aspen Risk-Managed Core Portfolio, to change the subadvisory fee structure.

Our responses to your comments and the supplementary information requested are set forth below.

1. COMMENT: With respect to the proposed performance fees, add examples for the Funds showing how the performance fee will be determined and applied. Refer to the SEC's 1972 release on performance fees that discusses certain requirements related to calculating performance fees.

         RESPONSE: We have included examples in accordance with your request.


2. COMMENT: Confirm that the proposal on performance fees (and any related proxy disclosure) is consistent with the requirements in the SEC's 1972 release on performance fees.

         RESPONSE: Under the revised Performance Fee Proposal, the investment advisory fee to be paid by each Fund will consist of two components:
         (1) a base management fee calculated and accrued daily and paid monthly by applying a specified fixed-rate to the Fund's average daily net assets during the previous month ("Base Fee"), plus or minus (2) a performance-fee adjustment ("Performance Adjustment") calculated and paid monthly and accrued daily by applying a variable rate of up to 0.15% to the Fund's average daily net assets during the performance measurement period. The performance measurement period generally will be the previous 36 months, although no Performance Adjustment will be made until the proposed amendment to the investment advisory agreement has been in effect for at least 12 months, and when a proposed amendment has been in effect for at least 12 months, but less than 36 months, the performance measurement period will be equal to the time that has elapsed since the proposed amendment took effect.

         We have reviewed the SEC's 1972 releases, "Factors to be Considered in Connection with Investment Company Advisory Contracts Containing Incentive Fee Arrangements," Investment Company Act Release No. 7113 (April 6, 1972), and "Adoption of Rule 205-2 under the Investment Advisers Act of 1940, as Amended, Defining 'Specified Period' over which the Asset Value of the Company or Fund under Management Is Averaged," Investment Company Act Release No. 7484 (November 10, 1972), collectively, the

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         "1972 Releases") and confirm that the Performance Fee Proposal is consistent with the 1972 Releases.

3. COMMENT: In the Janus Adviser Series proxy statement, page 40 under "Description of the Proposed New Advisory Agreements," the second paragraph appears to be missing a word within the following phrase "...
         over a rolling 36 month period, that (i) no Performance Adjustment...."

         RESPONSE: The missing word was "except, " i.e., . . . period, except that . . . ." However, that sentence no longer appears in the Janus
         Adviser Series proxy statement (or any of the other Proxy Statements).

4. COMMENT: On page 40 of the Janus Adviser Series proxy statement, under the heading "Description of the Proposed New Advisory Agreements," in the third paragraph, suggest adding "for the previous month" to the following sentence: "For purposes of computing the Base Fee and the Performance Adjustment, net assets for the previous month are averaged over different periods (average daily net assets for the Base Fee versus average net assets over the performance measuring period for the Performance Adjustment."

         RESPONSE:  This suggestion has been incorporated into the disclosure.

5. COMMENT: (a) Why was a 36 month rolling period selected for calculating the performance adjustment rather than a 12 month rolling period? We have seen more of the 12 month rolling period. (b) In addition, assume a Fund was outperforming its benchmark for 35 months and then its performance began declining versus its benchmark. Investors who come in after this 35 month period of good performance are paying for performance that they did not enjoy. How do you handle this scenario?
         (c) How would you also address a scenario (either separately from or in combination with the above scenario) where the average net assets over the 36 month period were large but then over the next several months thereafter the Fund experiences significant outflows?

         RESPONSE: With respect to comment (a) above, as noted in the revised Proxy Statements, the Performance Fee Proposal was the product of extensive deliberations by the Funds' independent trustees and their independent fee consultant, in consultation with their independent legal counsel. In the course of those deliberations, the independent trustees decided upon the performance measurement period described (i.e., a rolling 36 month period, with the phase-in period described in the Proxy Statements). The independent trustees determined that this performance measurement period was of appropriate length to ensure proper correlation and to prevent fee adjustments from being based upon random or insignificant differences between the performance of the Fund and of the index and further, to provide an incentive for the investment adviser to strive for long-term performance.

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         We note that some of the largest funds using performance fee structures designed to comply with Section 205(b)(2) employ a rolling 36 month performance measurement period, e.g., Vanguard Windsor Funds, Vanguard Wellington Fund, and Fidelity Magellan Fund.

         With respect to comment (b) above, we believe that the anomaly you describe (i.e. that recent investors entering a fund after a period of good performance may pay for performance that they did not enjoy) is inherent in Section 205(b)(2), as interpreted in the 1972 Releases, which effectively requires use of a period long enough to minimize the possibility that payments will be based upon random or short term fluctuations. We note also that, for the same reason, investors entering a fund after a period of poor performance would get a reduced fee, notwithstanding the fact that they did not participate in the poor performance.

         Similarly, the anomaly you refer to in comment (c) is inherent in
         Section 205(b)(2), as interpreted in the 1972 Releases, which requires that any performance adjustment be based upon net assets averaged over the performance period. Please note that in the section entitled "Performance Adjustment Examples," we have included the following disclosure in the introduction:

         "Each example assumes that the average daily net assets of the relevant Fund remain constant during a 36 month performance measurement period. The Performance Adjustment would be a smaller percentage of current assets if the net assets of the Fund were increasing during the performance measurement period, and a greater percentage of current assets if the net assets of the Fund were decreasing during the performance measurement period."

         We note that, all other factors being equal, a fund with poor performance will be more likely to shrink than a fund with excellent performance. For this reason, an entering investor will be more likely to have the benefit of a fee that is reduced by more than 0.15% of current net assets as a result of large outflows, than the cost of a fee that is increased by more than 0.15% of current net assets as a result of large outflows.

6. COMMENT: With respect to the advisory fee rate, if average assets for the 36 month rolling period were large but closing assets were moderate, could the effective advisory fee rate be more than 15 bps (more than the maximum rate disclosed in the proxy statement)? The tables provided in the proxy statement showing the advisory fee rate for each Fund at various levels of outperformance and underperformance versus the Fund's benchmark index only seem to be valid if current assets and rolling 36 month assets are the same.

         RESPONSE: Please see our response to Comment 5. We agree with the Staff's comment and have revised the Proxy Statements accordingly.

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7.       COMMENT: The potential 30 basis point swing in the Performance
         Adjustment is described in the proxy statement as calculated against closing assets. Is this correct?

         RESPONSE: We have revised the disclosure to clarify that the Base Fee is calculated on current net assets and the Performance Adjustment, once it is fully in effect, will be calculated on average assets over a trailing 36 month period.

8. COMMENT: Given that the performance fee consists of two components calculated from two different asset bases, the proxy statement needs to accurately describe (in plain English) how this calculation works, in particular since the adjustment is not intended to move more than 15 bps up or down over the 36 month rolling period.

         RESPONSE: Please see our responses to the prior comments. We have revised the disclosure to clarify how the Base Fee and the Performance Adjustment are applied.

9. COMMENT: The proxy disclosure should describe both the upside and downside risk of the performance fee as it is currently structured (Base Fee calculated monthly on current assets and Performance Adjustment on a 36 month rolling period). This disclosure should include the amount/level by which the Fund must outperform its index before the Performance Adjustment applies for such Fund.

         RESPONSE: We have revised the proxy statement to address these comments.

10. COMMENT: The selection of the benchmark index by which the Performance Adjustment is measured is a material component of the investment advisory contract and therefore, changing to another benchmark will require shareholder approval. This is the current view of the SEC.

         RESPONSE: We have included disclosure to that effect in each Proxy Statement.

11.      COMMENT: Change "Proposed" to "Pro Forma" in the fee table.

         RESPONSE: We have incorporated the Staff's suggestion.

12. COMMENT: In the text immediately preceding the fee table, add detail regarding the assumptions around the pro forma calculation, such as the time period for which the Performance Adjustment is being calculated.

         RESPONSE: We have incorporated the disclosure requested.

13. COMMENT: The last two columns of the fee table, "Expense Waiver" and "Net Annual Operating Expenses," cannot be shown for the pro forma numbers for any Fund for which there is no contractual fee waiver through January 1, 2008. The standard rule is that expense waivers and resulting net annual operating expenses may only be included in the fee table when the waiver is contractual and covers at least the time period of the

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         fee table. Given that the pro forma numbers shown in the fee table estimate the expenses (and the management fee), as if the Performance Adjustment was already calculated over a 36 month rolling period, and the Performance Adjustment does not actually get implemented until January 1, 2007, any disclosure of pro forma numbers in the fee table should cover the January 1, 2007 to January 1, 2008 period.

         RESPONSE: We have eliminated the "Expense Waiver" and "Net Operating Expenses" columns from the fee table in each Proxy Statement.

14. COMMENT: Move the footnotes that accompany the fee table to follow immediately after the examples to the fee table rather than after the fee table.

         RESPONSE: Although we believe that placing the footnotes that accompany the fee table after the example to the fee table (which may be several pages after the fee table) rather than immediately following the fee table may create confusion for a shareholder, given the numerous reiterations by the Staff to reflect the footnotes in this manner, we have revised the disclosure in accordance with the suggestion.

15. COMMENT: For Janus Aspen Series, immediately preceding the fee table, include disclosure that indicates that if charges or expenses incurred at the contract level were included in the numbers shown in the fee table, the fees and expenses shown would be higher.

         RESPONSE: We have incorporated the disclosure requested.

16. COMMENT: In the fee table for Janus Adviser Contrarian Fund, why are there no pro forma numbers?

         RESPONSE: Janus Adviser Contrarian Fund only commenced operations on August 1, 2005; therefore, we do not have sufficient information to provide pro forma numbers. We have included disclosure to this effect.

17. COMMENT: Provide disclosure in the proxy statement regarding when the performance fee will accrue in a Fund's net asset value, the timing of cash payments made to the adviser, and, clarify how the performance fee is accrued and paid.

         RESPONSE: We have incorporated the disclosure requested.

18. COMMENT: Your proposed fee structure on performance fees is a bifurcated structure in that the Base Fee and Performance Adjustment are calculated using assets over different time periods. Any time you use a bifurcated approach, there may be circumstances where the adviser may need to reimburse the Fund. Add disclosure to this effect to the proxy statement, as well as to the upcoming applicable prospectuses and statements of additional information.

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         RESPONSE: We have incorporated the disclosure requested to each Proxy
         Statement and will incorporate similar disclosure in upcoming filings to a Fund's registration statement, as appropriate.

19. COMMENT: The table in the performance fee proposal section that has three columns showing the Funds that are proposing performance fees, the proposed benchmarks, and the proposed base fee, add two additional columns. One additional column should reflect the incentive adjustment (+/- 0.15%) and the second column should reflect the total performance fee (Base Fee + Performance Adjustment) that will show the maximum and minimum a shareholder could pay.

         RESPONSE: As noted above, the Base Fee and the Performance Adjustment will be calculated as a percentage of net assets over different time periods, and accordingly, there is no absolute minimum or maximum fee, calculated in terms of monthly average net assets. For this reason, we believe it would be misleading to include the suggested columns.

20. COMMENT: Suggest adding a footnote to the fee table to clarify that the 15 basis point adjustment is based on a rolling 36 month period.

         RESPONSE: Please see our response to comment 19.

21. COMMENT: Why are there no pro forma numbers shown in the fee table for Janus Research Fund (series of JIF)?

         RESPONSE: Janus Research Fund commenced operations on February 25, 2005; therefore, we do not have sufficient information to provide pro forma numbers to the shareholders. We have included disclosure to this effect.

22. COMMENT: Given that your Base Fee and Performance Adjustment are calculated over different periods, consider the situation where assets dropped for a couple of months but the Fund was outperforming its benchmark. Under this scenario, the advisory fee increases. Couldn't this resulting advisory fee be considered excessive?

         RESPONSE: Please see our response to Comment 5(c). Any potential harm to shareholders resulting from the anomaly inherent in Section 205(b)(2) may be reduced or eliminated by any fee waiver then in effect. The investment adviser and the Funds' independent trustees intend to continue to monitor the impact that the performance fee have on shareholder expenses.

23. COMMENT: Will the contractual fee waivers for the various funds remain in effect once a Fund enters into the Performance Adjustment period?

         RESPONSE: The contractual fee waivers that are currently in place were implemented and approved by the Trustees prior to the approval by the Trustees of the current proposed

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         performance fees for these Funds. In some cases, the period of the fee waiver overlaps with a portion of the period when the Performance Adjustment will be implemented (January 1, 2007). One of the reasons the fee waiver was approved for this time period was to provide net annual operating expenses in the prospectus. The Trustees will have an opportunity to review the appropriateness of each fee waiver at their next 15(c) meeting which will occur prior to the time the Performance Adjustment period is implemented (January 1, 2007).

24. COMMENT: Does having a fee waiver in place when the advisory fee has a performance fee structure with both a Base Fee component and a Performance Adjustment component create a conflict of interest for the adviser? In essence, is there a situation in which it would be financially beneficial for the adviser to set the fee waiver at a rate that increases the Fund's Performance Adjustment and may therefore increase the overall performance fee paid by the Fund.

         RESPONSE: Janus does not believe that having a fee waiver in place when the advisory fee has a performance fee structure with both a Base Fee component and a Performance Adjustment component creates a conflict of interest for the adviser. Please see our response to comment 26.

25. COMMENT: Is having a fee waiver based on current assets whereas the performance fee is calculated over a 36 month period a potential violation of Section 205 of the Advisers Act of 1940? Should the fee waiver also be calculated on the same time period as the performance adjustment?

         RESPONSE: We are not aware of any authority suggesting that a fee waiver based on current net assets contravenes Section 205 of the Advisers Act. Indeed, we note that in other situations the Staff has generally been supportive of efforts to reduce the effective advisory fee rate paid by shareholders. See, e.g. Limited Term Municipal Fund, Inc. (November 17, 1992)(no-action letter permitting reduction of investment advisory fee without obtaining shareholder approval). As is implicit in certain of the Staff's prior comments (e.g. Comment 21), it is the fund's current expense ratio that is most meaningful to shareholders, particularly those shareholders who have entered the fund recently. As noted above, any potential harm to shareholders resulting from the potential anomaly inherent in Section 205(b)(2) could be reduced or eliminated by any fee waiver then in effect.

26. COMMENT: The Staff is concerned about the effect of fee waivers on fund performance, namely that the adviser can, to some degree, determine the performance of a fund by adjusting the amount of the waiver.

         If a fund need only beat the index by 7% rather than a larger amount of 10%, it tends to exacerbate the conflict, while the 3-year rolling period tends to ameliorate the conflict; but this could still be considered material, particularly for a new fund.

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         For example, a 1 basis point waiver for a new fund may result in a smaller amount of cash, but the performance it generates can mean a greater fee when the fund gets larger in subsequent months.

         Consider additional disclosure to the effect that:

         o the fact that performance is determined to a material degree on the amount of fee waivers;

         o        the conflict of interest that this creates;

         o the fact that the Board considered this fact when approving the performance-based fee arrangements; and

         o        what the Funds will do to monitor this.

         Consider also additional disclosure showing the effects of the fee waivers over the period when the performance fee is in effect to indicate, in essence, that a dollar waived today can be worth more in current assets in the Fund over the performance measurement period, thereby increasing the Fund's performance. The Staff's assumption is that when a Fund caps its fees, the Fund's assets will increase, giving the appearance of improved performance, hence any waiver of the management fee is of benefit to the adviser at some later date.

         RESPONSE: We respectfully disagree with the Staff's comment. As a practical matter, Janus anticipates that the negative impact of a fee waiver on the investment adviser's revenues will substantially exceed any future opportunities to recoup that lost revenue through any increased performance fees resulting from fee waivers. Moreover, the current impact of a fee waiver in terms of lost revenue is certain, whereas the ability to recoup that amount through a more favorable Performance Adjustment is contingent. In addition, as discussed, for any Fund that has a fee waiver in place during a period when the performance adjustment is in effect, the adviser would not receive any additional advisory fees resulting from a Fund's outperformance relative to the performance of its benchmark index when those fees exceed the fee cap. The fee waivers currently in place are contractual and historically have been implemented for future periods of up to 23 months from the date of approval by the Fund's Trustees. With respect to implementation of the current expense waivers for a Fund, see the Response to Comment #23.

         With respect to the final paragraph above in Comment #26 regarding additional disclosure on the effects of the fee waiver, although we believe that there are numerous assumptions that need to occur under extreme circumstances for the scenario discussed to occur, we have added the following to each Proxy Statement: "Because a fee waiver will have a positive effect upon the Fund's performance, a fee waiver that is in place during the period when the Performance Adjustment applies may effect the Performance Adjustment in a way that is favorable to JCM. It is possible that the cumulative dollar

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         amount of additional compensation ultimately payable to JCM will, under some circumstances, exceed the cumulative dollar amount of fees waived by JCM."

27. COMMENT: Since each performance fee proposal is voted on separately by the respective Fund, unbundle the proposal in each Proxy Statement so that there is a separate proposal on performance fees for each Fund.

         RESPONSE: The performance fee proposal as described in each Proxy Statement has been revised as suggested.

28. COMMENT: The second paragraph under the section titled "Description of the Proposed Amendments on Performance Fees," confirm that the description of the performance fee is accurate in how the fee will apply. What is meant by "applicable performance measurement period as issued in this paragraph?"

         RESPONSE: We believe the referenced disclosure accurately describes the two components of the performance fee and the applicable performance measurement period. The applicable performance measurement period, as described in this paragraph in each Proxy Statement, generally will be the previous 36 months, although no performance adjustment will be made until a proposed amendment to the investment advisory agreement ("Proposed Amendment") that contains the performance fee has been in effect for at least 12 months. When a Proposed Amendment has been in effect for at least 12 months, but less than 36 months, the performance measurement period will be equal to the time that has elapsed since the Proposed Amendment took effect. For example, if the Proposed Amendment has been in effect for 25 months, the performance measurement period would be 25 months; if the Proposed Amendment has been in effect for 40 months, the performance measurement period would be the prior 36 months.

29. COMMENT: In the third paragraph under "Description of the Proposed Amendments on Performance Fees," there is the following sentence: "In accordance with regulatory requirements, for purposes of computing the Base Fee and the Performance Adjustment, net assets will be averaged over different periods (average net assets during the previous month for the Base Fee, versus average net assets during the performance measurement period for the Performance Adjustment). Are you intending to say that regulatory requirements require the Base Fee and Performance Adjustment to be calculated over different periods? Also, consider adding "daily" to the phrase "average net assets" in this sentence so that it reads "average daily net assets."

         RESPONSE: We have revised this sentence to remove "In accordance with regulatory requirements." We have added "daily" to the sentence as suggested.

30. COMMENT: In the third paragraph under "Description of the Proposed Amendments on Performance Fees," there is the following sentence:
         "Because the Performance Adjustment is tied to the performance of a Fund's benchmark index, the Performance Adjustment could increase JCM's fee even if the Fund's shares lose value during the

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         performance measurement period and could decrease JCM's fee even if the
         Fund's shares increase in value during the performance measurement period." Consider providing an example of how this may occur.

         RESPONSE: We respectfully believe that existing disclosure addresses the Staff's comment. As discussed, this disclosure was added pursuant to Staff comments from a prior telephone conference, as were the examples to describe how the Performance Adjustment is applied in calculating the performance fee. We have added examples in each Proxy Statement that describe various scenarios including, among others, examples (the "changing assets examples") applicable to all Funds discussing: (i) shrinking assets over the performance measurement period when the Fund's current net assets are less than the net assets during the performance measurement period, and (ii) growing assets over the performance measurement period when the Fund's current assets are greater than the net assets during the performance measurement period. These changing assets examples are analogous to the suggested example in that each is intended to help a shareholder understand how the performance fee is calculated and the differences in the performance fee that may result due to changes in the variables involved in calculating the Performance Adjustment (whether due to changes in assets or share value). Providing an additional example regarding the impact to the performance fee from changes in a Fund's share value may be duplicative and not provide additional benefit to the shareholder.

31. COMMENT: In the narrative prior to the fee table for each Fund, include disclosure describing why the pro forma management fee is higher or lower, as applicable, than the Base Fee, whether due to assets increasing or decreasing over the performance measurement period compared to the current period and performance of the Fund relative to its benchmark index.

         RESPONSE: We have added disclosure as suggested describing, for the applicable period, whether a Fund outperformed or underperformed its benchmark index and the difference between current net assets and net assets over the performance measurement period that resulted in the pro forma management fee shown in the fee table.

32. COMMENT: Consider adding disclosure showing the net assets for each Fund for the last two fiscal years of the Fund (or shorter time period, as applicable). We believe it is important that shareholders get a sense of the trend in asset levels for funds proposing the adoption of a performance fee.

         RESPONSE: We have added this disclosure for each Fund as suggested.

33. COMMENT: Consider adding an example that shows how the performance fee works when assets are increasing or decreasing over the performance measurement period.

         RESPONSE: As discussed in our response to Comment #30 above, we have included changing assets examples applicable to all Funds that demonstrates the impact on the

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         performance fee when net assets are (a) increasing, on the one hand, and (b) decreasing, on the other hand, during a performance measurement period.

34. COMMENT: For the Performance Adjustment examples for each Fund that show, assuming constant assets, the differences in investment advisory fees depending on whether a Fund underperformed or outperformed its benchmark index, restate each example so that it shows the total advisory fee rate for a month given maximum outperformance of a Fund relative to its benchmark index of 0.15% of average net assets over the 36 month performance measurement period.

         RESPONSE: We have revised each of the examples as suggested. In addition, for consistency, we have also revised the changing assets examples applicable to each Fund to show the advisory fee rate for a month given maximum underperformance or outperformance of a Fund relative to its benchmark index of 0.15% of average net assets during a hypothetical 36 month performance measurement period.

35. COMMENT: For the narrative examples that show the dollar amounts paid to the adviser and the differences in the investment advisory fee, assuming current net assets vary from net assets over the performance measurement period and assuming net assets are increasing or decreasing, consider revising to show these examples in a table format.

         RESPONSE: We tried revising the narrative changing assets examples to a table format. However, as we have discussed, we believe that it is easier to read and understand the changing assets examples in narrative form. We have made some formatting changes to the narrative changing assets examples to offset the numbers in a manner that attempts to make it easier to read.

36. COMMENT: With respect to expense waivers currently in effect that are described with each fee table, include disclosure regarding the period of the waiver and if there is recoupment of any fees waived.

         RESPONSE: As discussed, the footnotes to the fee table for each Fund that currently has an expense waiver include disclosure on the period in which the expense waiver agreement is in effect. Also, as discussed, none of the expense waiver agreements for the Funds currently proposing a performance fee contain provisions providing that the adviser may recoup any such waivers. We have added disclosure to each respective footnote to the effect that the "applicable expense waiver agreement does not contain any provisions for recoupment of fees".

37. COMMENT: Indent headings to the fee table, as appropriate, for easier reading.

         RESPONSE: As discussed, the revised draft of the performance fee proposal provided to the SEC prior to the definitive filing was a Word document that had been converted from a pdf. We have made appropriate formatting changes to the fee tables that will be appear in the definitive proxy statements.

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38.      COMMENT: Each Proxy Statement indicates that the Performance Adjustment is accrued on a daily basis and calculated monthly. Expand on this disclosure to describe how this calculation works.

         RESPONSE: As discussed, we have modified the disclosure to indicate that the Performance Adjustment is calculated monthly in arrears and is accrued evenly each day throughout the month.

39. COMMENT: Disclosure regarding the Trustees having the ability to change the class of shares selected for purposes of measuring a Fund's performance relative to its benchmark index should indicate that it is the opinion of the Staff that any changes to such selected class require shareholder approval of the applicable Fund.

         RESPONSE: We have added disclosure to each Proxy Statement that indicates that it is currently the Staff's position that shareholder approval is required to change the class of shares selected for purposes of calculating the Performance Adjustment. Each Proxy Statement indicates that if there is a change in the Staff's position, the Trustees will notify the shareholders of such change in position at such time as the Trustees may determine that a change in the selected class is appropriate.

40. COMMENT: Each Proxy Statement provides numerous hypothetical examples of how the performance fee is calculated. These examples show various scenarios including: (i) the advisory fee rate for a given month assuming constant assets over a 36 month performance measurement period when a Fund tracks its benchmark index as well as when it outperforms or underperforms its benchmark index, assuming the maximum Performance Adjustment rate of 0.15% of average net assets, and (ii) the investment advisory fee rate as well as dollars earned by the adviser assuming current net assets are increasing as well as decreasing from the net assets over the performance measurement period. The Staff recognizes that each of these examples was included at its request. There is disagreement between the Staff regarding inclusion in each Proxy Statement of the examples described in (i). Given this disagreement, the Staff has determined that JCM may make the decision to include or exclude such examples (with the examples described in (ii) remaining).

         RESPONSE: We understand that there is disagreement between the Staff regarding inclusion of certain hypothetical examples in each Proxy Statement that were provided in response to prior SEC comments. While we also understand that examples that assume constant assets over the 36 month performance period may not seem helpful to a shareholder given that the actual calculation of the performance fee involves measuring net assets over different periods (Base Fee on current net assets and the Performance Adjustment on net assets over the performance measurement period), there is generally no way of predicting when a Fund will shrink or grow, or the amount of any such change in assets. Thus, showing examples that assume constant assets seems at least as meaningful as examples that assume a particular size or direction of change in assets. In consultation with counsel to the Independent Trustees, we have decided to leave in the examples referenced in (i) in Comment #40 above in each Proxy Statement.

41. COMMENT: The Staff advised JCM of its new policy related to responding to SEC comments, specifically noting that the response must be in writing with a Tandy provision and filed as a separate correspondence filing.

         RESPONSE: We acknowledge the new policy and have included the Tandy provision as requested.

42. COMMENT: Add disclosure regarding how proxies are voted in the event of adjournment.

         RESPONSE: The Staff was directed to the relevant disclosure on adjournments described in the Proxy Statements, in particular under the section titled "Additional Information."

         COMMENT: Add disclosure describing how broker-non votes and abstentions are treated for purposes of adjournment of the meeting.

         RESPONSE: The disclosure for each Proxy Statement is modified under "Additional Information" to clarify the treatment of broker non-votes and abstentions for purposes of adjournment.

43. COMMENT: Number the proposals described in the Chairman's letter to shareholders consistent with the same disclosure included at the beginning of each Proxy Statement.

         RESPONSE: The letter to shareholders of each Fund has been modified as suggested.

44. COMMENT: Certain disclosure (as it appears in EDGAR) is in all capital letters and the SEC discourages the use of all capital letters to emphasize disclosure.

         RESPONSE: As discussed, the disclosure referenced appears in bold face type within each Proxy Statement, not all capital letters. Certain bold face type is provided to comply with certain proxy rules requiring "prominent" disclosure. The EDGAR process converts bold face type into all capital letters.

45. COMMENT: The Proxy Statements should include disclosure indicating that the Trustee nominees have consented to serve and be named in the Proxy Statements.

         RESPONSE: The disclosure in each Proxy Statement currently indicates that each nominee has consented to serve as Trustee. The disclosure indicating that the nominees have consented to be named in the Proxy Statement has been added as suggested.

46. COMMENT: For each Proxy Statement, with respect to the table naming each Trustee/nominee and providing such Trustees'/nominees' occupation(s) and other directorships, the Staff commented to include a brief description of the purpose of a company included in the descriptions (as a parenthetical after the company name) when such information is not evident from the name of the company.

         RESPONSE: The disclosure has been modified as suggested.

47. COMMENT: If the Nominating and Governance Committee has a written charter, include disclosure to that effect.

         RESPONSE: As discussed, the Nominating and Governance Committee has a written charter that delineates its duties. Disclosure to this effect is already included in each Proxy Statement at the beginning of the section entitled "Committees of the Board of Trustees." A copy of the Charter is also attached as an exhibit to each Proxy Statement.

48. COMMENT: Ensure that the Proxy Statements include the new disclosure, as applicable, on nominations for trustees as provided in Item 7(d)(2)(ii) of the proxy rules, in particular subsections (J), (K) and
         (L).

         RESPONSE: The Proxy Statements contain all applicable disclosure required by Item 7(d)(2)(ii) of the proxy rules. With respect to subsections (K) and (L) of Item 7(d)(2)(ii), there is no disclosure to include as the Funds have not paid any third party to identify, evaluate or assist in identifying or evaluating potential nominees (subsection (K)) and, to the best knowledge of each Fund, no nominees were recommended as described in subsection (L).

49. COMMENT: The table heading of the Trustee Compensation table should include "Independent" in the title to distinguish that this compensation was paid to the Independent Trustees.

         RESPONSE: Each Proxy Statement has been modified as suggested.

50. COMMENT: For the JAS and JAD Proxy Statements, confirm that the disclosure in Proposal 2.a. related to shareholder voting rights (changing share-weighted voting to dollar-weighted voting) conforms with guidance provided in the SEC no-action letter Sentinel Group Funds, Inc. (pub. avail. Oct. 27, 1992).

         RESPONSE: We have reviewed this no-action letter and believe that the related disclosure contained in Proposal 2.a. is appropriate as reflected.

51. COMMENT: The Proxy Cards for JAS and JAD should reflect separately Proposals 2.a., 2.b. and 2.c. In addition, the proposals described on the proxy card for each Fund should adequately describe the proposal to be voted on.

         RESPONSE: The proxy cards have been revised as suggested.

52.      COMMENT: With respect to the JAS and JAD Proxy Statements, is Proposal
         2.b

         (Reorganization of the Trust, its Funds or Classes) providing the Trustees with authority to take action that should be left to a shareholder vote?

         RESPONSE: The Trust Instrument for each of JAS and JAD is more restrictive than federal law with respect to actions the Trustees can take on reorganization without shareholder approval. Proposal 2.b. is intended to provide the Trustees with the authority to unilaterally approve a reorganization of the Trust, a Fund or class thereof as is permitted pursuant to Rule 17a-8 under the 1940 Act.

53. COMMENT: Add a definition of "1940 Act Majority" as reflected under "Required Vote" in Proposal 3 (JAS and JAD) and Proposal 2 (JIF).

         RESPONSE: As discussed, page 3 of each Proxy Statement contains a definition of "1940 Act Majority."

54. COMMENT: Define "plurality" as used under the section titled "Additional Information" in each Proxy Statement.

         RESPONSE: A definition of "plurality" has been added as suggested.

55. COMMENT: Revise the disclosure under "Shareholder Proposals for Subsequent Meetings" to reflect the time required for a shareholder to include a proposal for vote at the shareholder meeting including if such additional proposal was made "from the floor" on the meeting date.

         RESPONSE: The disclosure has been modified as suggested for consistency with Rule 14a-8 of Regulation 14A of the Proxy Rules ("Shareholder Proposals").

56. COMMENT: Include disclosure regarding how each person identified as a proxy holder will vote broker non-votes on the proposals related to approvals of amended investment advisory agreements.

         RESPONSE: As discussed, each Proxy Statement indicates that for all proposals, except for the trustee election, broker non-votes have the same effect as a "no" vote. The disclosure has been revised to indicate that broker non-votes on such proposals unrelated to the trustee election effectively will be a vote against these proposals.

57. COMMENT: With respect to the performance fee proposal, as a rule of thumb, the Staff considers 10% to be an appropriate maximum amount by which a Fund may beat its index for purposes of calculating a performance fee. The Funds described in the Proxy Statements have varying slopes by which they underperform or outperform their benchmark index, none of which are at 10%. Add disclosure regarding the factors considered when determining the appropriate amount by which each Fund over/under performs its benchmark index.

         RESPONSE: We have added disclosure to each Proxy Statement regarding the factors considered by the Trustees when approving the performance fee for each Fund and determining the appropriateness of the maximum amount by which a Fund may underperform or outperform its benchmark index.

58. COMMENT: In the performance fee proposal and the second paragraph under the section "Description of the Proposed Amendments on Performance Fees," add "(positive or negative)" after the reference to "0.15%" in the first sentence discussing the components of the performance fee.

         RESPONSE: We have added the disclosure as suggested.

59. COMMENT: In the performance fee proposal and the third paragraph under the section "Description of the Proposed Amendments on Performance Fees," you have added disclosure in response to Staff comments regarding the impact of an increase or decrease in a Fund's share value to the performance fee paid to the adviser. Expand this disclosure to provide that the Performance Adjustment is tied to a Fund's relative performance to its benchmark index and not a Fund's absolute performance.

         RESPONSE: We have added disclosure to each Proxy Statement as suggested to indicate that "Because the Performance Adjustment is tied to a Fund's relative performance to its benchmark index (and not its absolute performance), the Performance Adjustment could increase JCM's fee even if the Fund's shares lose value during the performance measurement period and could decrease JCM's fee even if the Fund's shares increase in value during the performance measurement period."

60. COMMENT: The disclosure in each Proxy Statement regarding the Trustees' selection of an index or class of a Fund that is used to calculate the Performance Adjustment should indicate that the current position of the Staff is that any change to such index or class requires shareholder approval.

         RESPONSE: As discussed, each Proxy Statement already includes disclosure regarding the Staff's position on any changes to a selected index or class for the purpose of calculating the Performance Adjustment.

61. COMMENT: The proxy cards should reflect separately proposals 2.a., 2.b. and 2.c. for voting on changes to the Trust Instrument (JAD and JAS) and proposals related to the performance fee proposal (all Funds).

         RESPONSE: The proxy cards show separate voting on the proposals as suggested.

         Each Fund acknowledges responsibility for the adequacy and accuracy of the disclosure in each Fund's Definitive Proxy Statement filed on October 28, 2005. In addition, each Fund acknowledges that Staff comments, or changes to disclosure in response to Staff comments, in the Preliminary Proxy Statement for each Fund filed on September 22, 2005 and reviewed by the

Staff, do not foreclose the Commission from taking any action with respect to the filing, and the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any concerns regarding the above responses, please call me at (303) 394-6459. Thank you for your assistance in this matter.

Very truly yours,

/s/ Stephanie Grauerholz-Lofton

Stephanie Grauerholz-Lofton
Associate Counsel

cc:      Kelley A. Howes, Esq.
         Richard Noyes, Esq.
         Donna L. Brungardt